

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3030

December 20, 2017

David B. Berger, Esq.
Executive Vice President, General Counsel
 and Secretary
Tandem Diabetes Care, Inc.
11075 Roselle Street
San Diego, California 92121

> **Re:** **Tandem Diabetes Care, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 18, 2017**
> **File No. 333-222143**

Dear Mr. Berger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:     Ryan C. Wilkins, Esq.
        Stradling Yocca Carlson & Rauth, P.C.